Exhibit 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

C&D TECHNOLOGIES, INC.

FIRST.  The name of the Corporation is C&D Technologies, Inc. (the “Corporation”).

SECOND.  The registered office and registered agent of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

THIRD.  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

FOURTH.  The total number of shares of stock which the Corporation is authorized to issue is twenty five million (25,000,000) shares of common stock, par value $0.01 per share, and one thousand (1,000) shares of preferred stock, par value $0.01 per share.

FIFTH.  The board of directors of the Corporation is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation.  Unless and to the extent the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written consent.

SIXTH.  A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.  Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SEVENTH.  The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.